November 26, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Nastech Pharmaceutical Company Inc.
Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”)
Filed March 7, 2007, File No. 000-13789
Dear Mr. Rosenberg:
             This letter is being furnished to acknowledge our receipt of your letter dated November 9, 2007 to Dr. Steven C. Quay, M.D., Ph.D., our Chairman, President and CEO, with respect to the Form 10-K, and to advise you that we plan to furnish our response to comments of the staff of the Securities and Exchange Commission as set forth therein on or prior to Friday, November 30, 2007.
             If you have any questions, please feel free to call me at (425) 908-3614.

Sincerely,
/s/ Philip C. Ranker
Philip C. Ranker
Chief Financial Officer

cc:	Brent Johnson, KPMG LLP Lawrence Remmel Esq., Pryor Cashman LLP